UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 31, 2001

                                                           OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

          ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from ______________ to ______________

          Commission file number 1-5128

 A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Meredith Savings and Investment Plan

 B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Meredith Corporation

         1716 Locust Street

         Des Moines, Iowa 50309-3023

MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

MEREDITH SAVINGS AND INVESTMENT PLAN

Table of Contents

Independent Auditors' Report

Meredith Savings and Investment Plan Committee
Des Moines, Iowa:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Meredith Savings and Investment Plan taken as a whole. The supplemental information included in schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 4, 2002

MEREDITH SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
		2001	2000
Assets:
Investments:
	Meredith Corporation common and Class B stock (note 2)	$34,477,084	$37,579,985
	Managed variable return funds	118,798,951	134,097,799
	Total investments	153,276,035	171,677,784
	Net assets available for benefits (note 3)	$153,276,035	$171,677,784
See accompanying notes to financial statements.

MEREDITH SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2001 and 2000
	2001	2000
Income:
Contributions:
Employer	$4,604,198	$4,515,410
Employee	10,699,466	11,153,648
	15,303,664	15,669,058
Investment income:
Dividends	1,058,835	1,666,810
Interest	14,556	19,049
	1,073,391	1,685,859
Net unrealized depreciation in investments during the year	(7,210,259)	(16,678,601)
Advancement of funds	---	98,183
Total income	9,166,796	774,499
Expenses:
Benefits and withdrawals paid to employees	27,470,475	19,121,805
Management fees	98,070	64,998
Total expenses	27,568,545	19,186,803
Decrease in net assets available for benefits	(18,401,749)	(18,412,304)
Net assets available for benefits:
Beginning of year	171,677,784	190,090,088
End of year	$153,276,035	$171,677,784
See accompanying notes to financial statements.

MEREDITH SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Meredith Savings and Investment Plan (the Plan) have been prepared on an accrual basis and are subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b) Description of Plan and Plan Changes

The following brief description of the Plan provides general information only. Participants should refer to the Plan Document for more complete information.

On a pre-tax basis, employees may contribute a maximum of 15% (raised from 12% effective April 1, 2001) of their compensation to the Plan, subject to certain limitations. Meredith Corporation (the Company) matches 100% of the first 3% of a participant's eligible compensation contributed to the Plan and 50% of the next 2% of a participant's eligible compensation contributed to the Plan. Company matching contributions are invested in the same investment options as the employee contributions.

On November 1, 2000, the MFS Capital Opportunities Fund and the Morgan Stanley Dean Witter MAS Mid-Cap Value Fund were added to the Plan. The Plan also added two new premixed fund options, Premixed Option A and Premixed Option B.

As of December 29, 2000, the Plan no longer offered the Vanguard Windsor II Fund, the Vanguard US Growth Fund and the Vanguard Wellington Fund as investment options. Participants were given the option to transfer their investments in these funds to other Plan funds. If participants did not elect to transfer the investments by December 31, 2000, participant's balances in the discontinued funds were automatically transferred on January 3, 2001. The Vanguard Windsor II Fund and Vanguard U.S. Growth Fund investments were automatically reinvested in the Vanguard Institutional Index Fund and the Vanguard Wellington Fund was automatically reinvested in Premixed Option B.

(c) Plan Administration and Management

The Plan is administered by the Meredith Savings and Investment Plan Committee, whose members are appointed by certain officers of the Company under authority granted by the board of directors. Under terms of a trust agreement, the trustee receives contributions, invests and safekeeps such contributions and investment income thereon, and makes distributions, all in accordance with the terms of the Plan. Wells Fargo Bank Minnesota, N.A. is the Plan Trustee.

Fund management fees are deducted from the applicable funds. Other administrative costs, such as audit fees, are paid directly by the Company.

(d) Investment Valuation

Investments in the Company's common and Class B stock and managed variable return funds are stated at fair value.

Securities transactions are accounted for on the trade date.

 - 4   (Continued) -

MEREDITH SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(2) Investments

Through August 31, 1998 investments in common stock of the Company were purchased directly from the Company at a price per share equal to the lower of the month-end closing price or the average daily closing price for the calendar month of the Company's shares as reported in the New York Stock Exchange (NYSE) composite transactions. Effective September 1, 1998 common stock of the Company is purchased at the daily closing price as reported in the NYSE composite. This change to unitized accounting was necessary as participants can change investment options or perform transfers daily. No Class B stock of the Company is publicly traded or available for sale, however, all Class B shares are convertible to shares of the Company's common stock on a one-to-one basis.

The Plan held shares of the Company's common stock and Class B stock at December 31, 2001 and 2000 as follows:

	2001	2000
Common stock shares	898,883	1,070,628
Class B shares	58,190	86,406

The market value of the Company's common and Class B stock as reported in the New York Stock Exchange composite transactions was $35.65 per share at December 31, 2001 and $32.188 per share at December 31, 2000. Included in the carrying value of common and Class B stock is cost of $13,202,362 and $15,720,272 at December 31, 2001 and 2000, respectively, and unrealized appreciation of $21,274,722 and $21,859,713 at December 31, 2001 and 2000, respectively.

The fair value of individual investments that represent 5% or more of the Plan's assets at December 31, 2001 and 2000 were as follows:

	2001	2000
Meredith Common and Class B Stock	$34,477,084	$37,579,985
Vanguard Institutional Index Fund	32,847,703	29,715,056
Wells Fargo:
Stable Return Fund	24,009,767	23,445,129
Diversified Equity Fund	21,401,543	28,468,609
Small Company Growth Fund	11,841,560	12,953,161
Janus Overseas Fund	7,098,324	10,262,820

(3) Plan Benefits and Termination

Participants are immediately fully vested in their contributions to the Plan.

Participants are fully vested in all employer contributions made on or after January 1, 1989. Participants' vested interest in employer contributions made prior to January 1, 1989 will be determined in accordance with provisions set forth in the Plan and previous plans. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

 - 5  (Continued)-

MEREDITH SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(4) Income Taxes

The Company has received a tax determination letter from the Internal Revenue Service stating that the Plan qualifies under the provisions of Sections 401(a) and 501(a) of the Internal Revenue Code and is exempt from federal income taxes. Future qualifications of the Plan will depend on continuing operation in compliance with Internal Revenue Service regulations.

Participating employees will not be obligated for income taxes until distributions are made to them and then only to the extent that such distributions, including the effect, if any, of "net unrealized appreciation," exceed their after-tax contributions, if applicable.

			Schedule 1
MEREDITH SAVINGS AND INVESTMENT PLAN
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 2001 and 2000
		Fair
Identity	Shares	value	Cost
2001:
Meredith Corporation:
Common stock shares	898,883	$32,382,679	$13,029,487
Class B shares	58,190	2,094,405	172,875
Vanguard Funds:
Institutional Index		32,847,703	36,770,716
Wells Fargo Funds:
Stable Return		24,009,767	19,770,030
Diversified Equity		21,401,543	19,214,317
Small Company Growth		11,841,560	13,281,416
Frank Russell Fixed Income Fund		7,093,454	6,547,215
Janus Overseas Fund		7,098,324	10,019,318
Morgan Stanley Dean Witter:
MAS Mid Cap Value Fund		4,288,945	4,384,519
MFS Capital Opportunities Fund		3,184,989	4,138,663
Premixed Option A		857,155	895,444
Premixed Option B		6,175,511	6,671,591
		$153,276,035	$134,895,591
2000:
Meredith Corporation:
Common stock shares	1,070,628	$34,807,929	$15,463,571
Class B shares	86,406	2,772,056	256,701
Vanguard Funds:
Institutional Index		29,715,056	29,444,617
U.S. Growth		6,432,986	8,929,907
Wellington		4,861,124	4,893,985
Windsor II		5,939,093	5,957,939
Wells Fargo Funds:
Stable Return		23,445,129	19,549,075
Diversified Equity		28,468,609	21,637,258
Small Company Growth		12,953,161	15,038,855
Frank Russell Fixed Income Fund		4,187,281	3,909,116
Janus Overseas Fund		10,262,820	11,758,245
Morgan Stanley Dean Witter:
MAS Mid Cap Value Fund		2,541,239	2,756,120
MFS Capital Opportunities Fund		3,070,821	3,415,450
Premixed Option A		599,423	592,911
Premixed Option B		1,621,057	1,620,164
		$171,677,784	$145,223,914
See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date June 26, 2002	By	/s/ John S. Zieser John S. Zieser Committee Member

Date June 26, 2002	By	/s/ Suku V. Radia Suku V. Radia Committee Member

Date June 26, 2002	By	/s/ Michael M. Monson Michael M. Monson Committee Member

Date June 26, 2002	By	/s/ Laurie M. Stilwell Laurie M. Stilwell Committee Member

Date June 26, 2002	By	/s/ Karla K. Jeffries Karla K. Jeffries Committee Member

Date June 26, 2002	By	/s/ Doug R. Lowe Doug R. Lowe Committee Member

Date June 26, 2002	By	/s/ Thomas J. Ferree Thomas J. Ferree Committee Member

Index to Exhibits

Exhibit

Number          Item

23                  Independent Auditors' Consent